FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 08, 2018, announcing that Altice Portugal Selected Gilat to Support Backhauling to Critical Communications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 08, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Altice Portugal Selects Gilat to Support Backhauling to Critical Communications

Gilat’s multi-application platform to provide backhaul over satellite for Altice Portugal critical communications

Petah Tikva, Israel, March 8, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that Altice Portugal selected Gilat’s multi-application SkyEdge II-c platform to provide satellite backhauling for critical communications.

Gilat’s VSATs will be deployed to back up Altice Portugal critical communications infrastructure covering most of the country.

“We are pleased with the selection of Gilat’s technology that was chosen after conclusion of a successful field trial,” said Frederico Vaz, Technology Director at Altice Portugal, “Gilat’s technology demonstrated high quality and redundancy as well as low jitter and latency.”

“We are proud to provide the satellite backhaul to meet Altice Portugal needs,” said Yair Maor, General Manager Europe at Gilat. “The deployment at Altice Portugal will demonstrate yet again that Gilat’s SkyEdge II-c is a truly multi-application high performance and cost effective platform, which has been deployed worldwide for a variety of demanding communication needs that are all served from a single platform.”

About Altice Portugal
Founded in 2001 by entrepreneur Patrick Drahi, Altice is a convergent global leader in telecom, content, media, entertainment and advertising. Altice delivers innovative, customer-centric products and solutions that connect and unlock the limitless potential of its over 50 million customers over fiber networks and mobile broadband. The company enables millions of people to live out their passions by providing original content, highly-quality and compelling TV shows, and international, national and local news channels. Altice delivers live broadcast premium sports events and enables millions of customers to enjoy the most well-known media and entertainment. Altice innovates with technology in its Altice labs across the world. Altice links leading brands to audiences through premium advertising solutions. Altice is also a global provider of enterprise digital solutions to millions of business customers. Altice is present in 10 territories from New York to Paris, from Tel Aviv to Lisbon, from Santo Domingo to Geneva, from Amsterdam to Dallas. Altice (ATC & ATCB) is listed on Euronext Amsterdam.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net